UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 December 8, 2009
Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant's name into English)

Weizmann Science Park
Building 22, 2nd Floor
Ness-Ziona 76100, Israel
+972 (8) 938-7505
 (Address and telephone number of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Announces Filing of Shelf Registration Statement”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (Registrant)

By:	/s/ Dror David
Dror David
Chief Financial Officer

Date: December 8, 2009

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Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: nova@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES FILING OF SHELF REGISTRATION STATEMENT

Rehovot, Israel - December 8, 2009 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that it has filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission (“SEC”).  Under the shelf registration statement, when declared effective by the SEC, Nova may offer and sell from time to time in the future, in one or more public offerings, up to $20 million of ordinary shares, debt securities, warrants, subscription rights or units, or any combination thereof.  The specifics of any future offering, along with the prices, terms, and the use of proceeds of any such securities offered by Nova, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed at the time of any such offering.

Nova’s shelf registration statement has been filed with the SEC but has not yet become effective. The securities registered may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the securities covered by the registration statement will only be by means of a prospectus and an accompanying prospectus supplement.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 30, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

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